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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 6 )*
                                          ---
                                 Akorn, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 009728 10 6
                       ------------------------------
                               (CUSIP Number)


John N. Kapoor                     Copy to:  Christopher R. Manning
EJ Financial Enterprises, Inc.               Burke, Warren, MacKay
225 E. Deerpath, Suite 250                      & Serritella, P.C.
Lake Forest, IL 60045                        330 N. Wabash, 22nd Floor
                                             Chicago, IL 60611
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 30, 1997
                      ---------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                            Page  1  of  8  Pages
                                 ---    ---

                                 SCHEDULE 13D

CUSIP NO.   009728 10 6                                   PAGE  2  OF  8  PAGES
           ----------------                                    ----   ----
===============================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John N. Kapoor Trust, dated September 20, 1989

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
     PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

-------------------------------------------------------------------------------
NUMBER OF                       7     SOLE VOTING POWER
SHARES
BENEFICIALLY                          2,252,400 (But see Items 2 and 5)
OWNED BY                        -----------------------------------------------
EACH                            8     SHARED VOTING POWER
REPORTING
PERSON                                -0-
                                -----------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      2,252,400 (But see Items 2 and 5)
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     -0-

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,252,400 (But see Items 2 and 5)

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.77%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  009728 10 6                                    PAGE  3  OF 8  PAGES
          ------------------                                   ----  ----
===============================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John N. Kapoor
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

-------------------------------------------------------------------------------
NUMBER OF                       7     SOLE VOTING POWER
SHARES
BENEFICIALLY                          4,300,369 (But see Items 2 and 5)
OWNED BY                        -----------------------------------------------
EACH                            8     SHARED VOTING POWER
REPORTING
PERSON                                -0- (But see Items 2 and 5)
                                -----------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       4,300,369 (But see Items 2 and 5)
                                -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       -0- (But see Items 2 and 5)

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,300,369 (But see Items 2 and 5)

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.39%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  009728 10 6                                      PAGE 4  OF 8  PAGES
          -----------------                                     ----  ----
===============================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EJ Financial Investments VIII, L.P.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /X/
                                                                       (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

-------------------------------------------------------------------------------
NUMBER OF                       7     SOLE VOTING POWER
SHARES
BENEFICIALLY                          2,000,000 (But see Items 2 and 5)
OWNED BY                        -----------------------------------------------
EACH                            8     SHARED VOTING POWER
REPORTING
PERSON                                -0- (But see Items 2 and 5)
                                -----------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      2,000,000 (But see Items 2 and 5)
                                -----------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                       -0- (But see Items 2 and 5)

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000 (But see Items 2 and 5)

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.34%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  009728 10 6                                      PAGE 5  OF 8  PAGES
          ----------------
===============================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Editha Kapoor

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

-------------------------------------------------------------------------------
NUMBER OF                       7     SOLE VOTING POWER
SHARES
BENEFICIALLY                          63,600 (But see Items 2 and 5)
OWNED BY                        -----------------------------------------------
EACH                            8     SHARED VOTING POWER
REPORTING
PERSON                                -0- (But see Items 2 and 5)
                                -----------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      63,600 (But see Items 2 and 5)
                                -----------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0- (But see Items 2 and 5)

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,600 (But see Items 2 and 5)

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .36% (But see Items 2 and 5)

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 6 (the "Amendment") to Schedule 13D is filed jointly by the John N. Kapoor Trust, dated September 20, 1989 (the "Trust"), of which John N. Kapoor is Trustee and sole beneficiary, John N. Kapoor, Editha Kapoor, wife of John N. Kapoor, and EJ Financial Investments VIII, L.P., a Delaware limited partnership ("EJ VIII"), of which John N. Kapoor is managing general partner and Editha Kapoor is the other general partner. This Amendment relates to the common stock, no par value ("Akorn Common Stock") of Akorn, Inc., a Louisiana corporation ("Akorn"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 2 IDENTITY AND BACKGROUND. The Trust is an Illinois trust, dated September 20, 1989, of which John N. Kapoor is the Trustee and sole beneficiary. EJ VIII is a Delaware limited partnership which was formed to hold the investment in the Issuer. The address of EJ VIII's principal business and principal office is 225 East Deerpath, Suite 250, Lake Forest, Illinois 60045. John N. Kapoor and Editha Kapoor are each residents of the United States. At the present time, John N. Kapoor is President and Chairman of the Board of Directors of EJ Financial Enterprises Inc., a Delaware corporation ("EJ"), 225 East Deerpath, Suite 250, Lake Forest, Illinois 60045. At the present time, Editha Kapoor is a consultant for EJ. During the last five years, neither the Trust, John N. Kapoor, Editha Kapoor nor EJ VIII (i) has been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order in joining future violations of or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. On December 30, 1997 in consideration of a payment of $2,000,000 by the Trust to Akorn, the Trust exercised the Warrant held by the Trust and received 1,000,000 shares of Akorn's Common Stock. The funds for this purchase came from a loan by The Northern Trust Bank to the Trust pursuant to an existing line of credit. In addition, on December 23, 1997, the Trust made gifts of 44,600 shares of Akorn's Common Stock to various entities and persons, including gifts of 33,600 shares of Akorn Common Stock to Editha Kapoor in her capacity as trustee of four trusts established for the benefit of the children of John Kapoor and Editha Kapoor (the "Childrens' Trusts"). Finally, in consideration of Kapoor's service on Akorn's board of directors, on February 28, 1997, Kapoor received vested options to purchase 5,000 shares of Akorn Common
        Stock at an exercise price of $2.28 per share.


                             Page  6  of  8  Pages
                                 ----   ----

Item 4 PURPOSE OF TRANSACTION. On December 30, 1997, the Trust exercised its Warrant to acquire 1,000,000 shares of Akorn common stock at an aggregate purchase price of $2,000,000. The Warrant was scheduled to expire on December 31, 1997.

Item 5  INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

            (a)  As of the date hereof, (i) the Trust owns (A)  2,232,400 shares of Akorn Common Stock representing 12.77% of the issued and outstanding shares of Akorn Common Stock, and
                 (B) options to purchase 20,000 shares of Akorn Common Stock representing .1% of the issued and outstanding shares of Akorn Common Stock; (ii) John N. Kapoor owns (A) presently exercisable options to purchase 47,969 shares of Akorn Common Stock representing .27% of the issued and outstanding shares of Akorn Common Stock, (B) an indirect interest in 20,000 presently exercisable options held by the Trust representing .1% of the issued and outstanding shares of Akorn Common Stock,
                 (C) 2,232,400 shares of Akorn Common Stock representing 12.77% of the issued and outstanding shares of Akorn Common Stock through the Trust, and (D) 2,000,000 shares of Akorn Common Stock, representing 11.3% of the issued and outstanding shares of Akorn Common Stock in his capacity as General Partner of EJ VIII; (iii) Editha Kapoor owns 63,600 shares of Akorn Common Stock representing .2% of the issued and outstanding shares of Akorn Common Stock in her capacity as Trustee of four trusts established for the benefit of the children of John Kapoor and Editha Kapoor (the "Childrens' Trusts"); and (iv) EJ VIII owns 2,000,000 shares of Akorn Common Stock representing 11.3% of the issued and outstanding shares of Akorn Common Stock.

            (b) The Trust has sole voting and dispositive power over 2,252,000 shares of Akorn Common Stock and does not share voting power or dispositive power over any other shares of Akorn Common Stock. John N. Kapoor has sole voting and dispositive power over 4,300,369 shares of Akorn Common Stock (comprised of the shares of Akorn Common Stock held by the Trust and EJ VIII and the Option Shares). Editha Kapoor has sole voting and dispositive power over 63,600 shares of Akorn Common Stock representing the shares held in the Childrens' Trusts. EJ VIII has sole voting and dispositive power over 2,000,000 shares of Akorn Common Stock and does not share voting or dispositive power over any other shares of Akorn Common Stock.

            (c) Except as set forth above, the Reporting Persons do not beneficially own any shares of Akorn Common Stock and have effected no transactions in shares of Akorn Common Stock during the preceding 60 days.

            (d)  Inapplicable.

            (e)  Inapplicable.

                             Page  7  of  8  Pages
                                 ----   ----

                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        John N. Kapoor Trust
                                        dated September 20, 1989


January 8, 1998                         By: /s/ John N. Kapoor, Trustee
                                           ----------------------------
                                           John N. Kapoor as Trustee

                                            /s/ John N. Kapoor
January 8, 1998                            -----------------------------
                                           John N. Kapoor

                                            /s/ Editha Kapoor
January 8, 1998                            -----------------------------
                                           Editha Kapoor



                                           EJ FINANCIAL INVESTMENTS VIII, L.P.



January 8, 1998                            By: /s/ John N. Kapoor
                                              --------------------------
                                              John N. Kapoor, Managing
                                              General Partner




                             Page  8  of  8  Pages
                                 ----   ----